STATEMENT OF INVESTMENTS

The Dreyfus Socially Responsible Growth Fund, Inc.

March 31, 2007 (Unaudited)

Common Stocks--99.4%	Shares	Value ($)
Consumer Cyclical--8.5%		
Bed Bath & Beyond	81,550 a	3,275,863
Coach	54,900 a	2,747,745
Costco Wholesale	82,650	4,449,876
Darden Restaurants	72,900	3,002,751
Lowe's Cos.	89,600	2,821,504
Nordstrom	109,000	5,770,460
Office Depot	66,450 a	2,335,053
Target	116,600	6,909,716
		31,312,968
Consumer Goods--1.8%		
Mattel	236,950	**6,532,711**
Consumer Staples--8.2%		
General Mills	59,800	3,481,556
Kimberly-Clark	69,200	4,739,508
PepsiCo	213,250	13,554,170
Procter & Gamble	137,950	8,712,922
		30,488,156
Financial--18.5%		
AvalonBay Communities	13,600	1,768,000
Bank of America	180,050	9,186,151
Chubb	47,500	2,454,325
CIT Group	41,900	2,217,348
Comerica	66,550	3,934,436
Genworth Financial, Cl. A	80,500	2,812,670
Goldman Sachs Group	45,400	9,381,002
Hartford Financial Services Group	34,100	3,259,278
IntercontinentalExchange	18,800 a,b	2,297,548
KeyCorp	78,700	2,948,889
Lincoln National	39,700	2,691,263
Northern Trust	66,650	4,008,331
NYSE Group	24,700 a,b	2,315,625
ProLogis	35,800	2,324,494
Regions Financial	104,800	3,706,776
Safeco	67,200	4,464,096
SLM	93,000	3,803,700
Washington Mutual	85,200 b	3,440,376
Whitney Holding	59,900	1,831,742
		68,846,050
Health Care--14.4%		
Aetna	81,950	3,588,590
Alcon	26,750	3,526,185
Amgen	88,800 a	4,962,144
Baxter International	99,450	5,238,032
Becton, Dickinson & Co.	67,500	5,190,075
Genzyme	76,100 a	4,567,522

Johnson & Johnson	192,750	11,615,115
Novartis, ADR	105,100	5,741,613
Quest Diagnostics	29,200	1,456,204
WellPoint	90,100 [a]	7,307,110
		53,192,590
Industrial--9.9%		
Burlington Northern Santa Fe	40,600	3,265,458
Eaton	42,500	3,551,300
Emerson Electric	230,300	9,923,627
Manpower	76,600	5,650,782
Rockwell Automation	28,350	1,697,314
Rockwell Collins	77,000	5,153,610
United Technologies	115,000	7,475,000
		36,717,091
Information/Data--9.8%		
Accenture, Cl. A	99,750	3,844,365
Equifax	79,400	2,894,130
Google, Cl. A	14,100 [a]	6,460,056
McGraw-Hill Cos.	77,800	4,892,064
Moody's	69,000	4,282,140
News, Cl. B	370,550	9,067,359
Walt Disney	140,550	4,839,136
		36,279,250
Materials--3.8%		
3M	54,700	4,180,721
Air Products & Chemicals	41,800	3,088,602
Ecolab	112,500	4,837,500
Rohm & Haas	34,900	1,805,028
		13,911,851
Oil & Gas Producers--5.6%		
Anadarko Petroleum	90,700	3,898,286
ENSCO International	55,200	3,002,880
Noble	38,900	3,060,652
Pioneer Natural Resources	80,100	3,453,111
Tetra Technologies	127,300 [a]	3,145,583
XTO Energy	76,300	4,182,003
		20,742,515
Technology--15.5%		
Cisco Systems	213,150 [a]	5,441,720
Danaher	60,500	4,322,725
Dell	151,900 [a]	3,525,599
EMC/Massachusetts	198,650	2,751,303
Intel	246,150	4,708,850
International Business Machines	111,000	10,462,860
Microsoft	385,000	10,729,950
National Semiconductor	123,550	2,982,497
QUALCOMM	129,050	5,505,273
Texas Instruments	223,300	6,721,330
		57,152,107
Telecommunications--1.4%		
NII Holdings	26,700 [a]	1,980,606
Qwest Communications International	336,650 [a,b]	3,026,484

		5,007,090
Utilities--2.0%		
NiSource	115,600	2,825,264
Sempra Energy	74,300	4,533,043
		7,358,307
Total Common Stocks		
(cost $324,949,680)		**367,540,686**

Short-Term Investments--.0%	**Principal Amount ($)**	**Value ($)**
Negotiable Bank Certificate Of Deposit		
Self-Help Credit Union		
4.86%, 6/14/07		
(cost $100,000)	100,000	**100,000**

Investment of Cash Collateral for Securities Loaned--2.1%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $7,808,200)	7,808,200 c	**7,808,200**
Total Investments (cost $332,857,880)	**101.5%**	**375,448,886**
Liabilities, Less Cash and Receivables	**(1.5%)**	**(5,664,272)**
Net Assets	**100.0%**	**369,784,614**

ADR - American Depository Receipts

a   Non-income producing security.
b   All or a portion of these securities are on loan. At March 31, 2007, the total market value of the fund's securities on loan
    is $7,520,771 and the total market value of the collateral held by the fund is $7,808,200.
c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.